

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Korm Trieu
Chief Financial Officer & Corporate Secretary
ALMADEN MINERALS LTD
1333 Johnston Street, #210
Vancouver, British Columbia Canada V6H 3R9

> **Re: ALMADEN MINERALS LTD**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed April 27, 2023**
> **File No. 001-32702**

Dear Korm Trieu:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 20-F

Location and Access, page 29

1. Please modify your filing and locate your property within one-mile using an easily recognizable coordinate system as required by Item 1304(b)(1)(i) of Regulation S-K.

History of Past Work, page 33

2. Please modify your filing and disclose the book value of your mining property as required by Item 1304(d)(2)(iii) of Regulation S-K.

Mineral Resource Estimate, page 38

3. We note your disclosure of resources inclusive of reserves in your filing. Please modify your filing and remove your inclusive resource tabulation and replace it with a tabulation of resources exclusive of reserves as required by Item 1304(d)(2) of Regulation S-K.

Exhibit 14.2

Metallurgical Performance Projections, page E-176

4.   Please modify your filing and disclose the Qualified Person's opinion on the adequacy of the metallurgical process test data and conclusions. See Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Exhibit 14.2

Classification, page E-194

5.   Please modify your filing and disclose your resources exclusive of reserves as required by Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

6.   Please modify your filing and disclose the Qualified Person's opinion on whether all issues related to technical and/or economic factors influencing economic extraction can be resolved with further work. See Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

Exhibit 14.2

Mineral Reserves, page E-202

7.   Please modify your filing and disclose the Qualified Person's opinion on risk factors and their effect on reserve estimates through changes to the modifying factors. See Item 601(b)(96)(iii)(B)(12)(vi) of Regulation S-K.

Exhibit 14.2

Monitoring, page E-280

8.   Please modify your filing and disclose the Qualified Person's opinion on the adequacy of the current plans to address issues related to environmental compliance, permitting, or local individuals and/or groups. See Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Exhibit 14.2

Analysis, page E-293

9.   Please review your Cash Flow Summary found in Table 19.2 as it relates to your Capital and Operating Costs outlined in Section 18. Sustaining Capital does not appear to correspond to the text and Closure Costs do not appear to be included in your tabulation. In addition, please review the annual Mine Operating Costs and Tax Calculations and provide additional detail in your text regarding their calculation. See Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation